UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2003

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

FIAT GROUP RELAUNCH PLAN
SIGNATURES

FIAT GROUP RELAUNCH PLAN

The Board of Directors of Fiat SpA, meeting today under the chairmanship of Umberto Agnelli, reviewed and approved the Industrial and Financial Plan to Relaunch the Fiat Group. The Plan was presented by Giuseppe Morchio, the Company’s Chief Executive Officer.

In brief, the 2003-2006 Plan calls for:

•	A 19.5 billion euro financial package, funded entirely from internally generated resources, that encompasses investments in new products, R&D, and the distribution network, as well as restructuring charges;

•	By 2006, cost savings of 3.1 billion euros compared with 2002;

•	Higher margins on new products, generating 1.6 billion euros.

The main objectives of the Plan are for the Group to:

•	Achieve operating breakeven in 2004;

•	Achieve a 4% return on sales by 2006 (5.5 percentage points higher than in 2002);

•	Generate positive cash flow from operations (including restructuring costs) in 2005.

To secure the financial resources needed to implement the Plan, it was decided to:

•	Carry out a rights issue for about 1.8 billion euros, underwritten by a syndicate of banks.

* * *

The Fiat Group Relaunch Plan

After reviewing the challenging conditions that the Company has faced in recent years, the Board of Directors decided to adopt a Relaunch Plan that, based on the Group’s new scope of operations and its automotive industrial mission, will permit the implementation of decisive measures to address problem areas and provide fresh momentum as the Group moves toward renewed growth.

This announcement does not constitute, or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to or for the benefit of U.S. persons, except pursuant to an available exemption from registration. No public offering of securities is being made in the United States.

The main objective of the Plan is to enable the Fiat Group to earn a return on sales (ROS) of 4% by the end of 2006, representing a gain of 5.5 percentage points over 2002, when ROS was a negative 1.4%. This improvement will be achieved even if demand remains relatively weak and is based on conservative market-share assumptions, despite the fact that the Group plans to introduce a number of new products.

The Plan, which includes detailed operational initiatives for each of the individual Sectors, sets forth the following fundamental Group guidelines:

•	Improving cash-flow generation and profitability is the top priority;

•	A major effort must be made in the areas of product development, innovation and marketing by launching new models, investing heavily in technology and strengthening the distribution networks;

•	The cost structure must be made highly competitive by rationalizing the Group’s product design and engineering operations, streamlining its manufacturing organization, increasing efficiency and strongly supporting the development of professional competencies among the engineering, marketing and distribution staff;

•	The geographic refocus of certain industrial operations.

Scope of Operations and New Organization

The development of an organizational model based on a more efficient and synergistic use of professional and technological resources is an integral part of the strategy of refocusing the Group on its automotive operations.

As a result of this approach, Fiat is switching from a conglomerate structure (a diversified series of autonomous and marginally integrated industrial and service activities) to that of an industrial enterprise with processes and services that benefit all Sectors horizontally and a lean holding company structure.

With this in mind, the development of the Plan will be supported and facilitated by inter-Sector task forces, whose role will be to maximize synergies in the areas of procurement, innovation, continuous improvement of the quality of products and services as perceived by the Group’s customers, communication and promotion of the Group’s image and brands, and financial services.

This announcement does not constitute, or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to or for the benefit of U.S. persons, except pursuant to an available exemption from registration. No public offering of securities is being made in the United States.

Products/Markets

In addition to significantly enhancing the value of the Group’s existing products, the Plan calls for all Sectors to introduce several new product lines, many of which featuring new engines. For Fiat Auto, the percentage of total revenues generated by products that have been launched or revamped since 2002 will rise from 25% in 2003 to 51% already in 2004. In the same year, it will increase to at least 81% for CNH’s agricultural and construction equipment and to 70% for Iveco. By the end of 2006, increased margins on new products will add about 1.6 billion euros to the Group’s operating result.

For Fiat Auto in particular, the scheduled introduction of new product lines will significantly increase the Sector’s coverage of all segments of the European markets and will enable it to enter new fast-growing segments. Starting in 2007, the investments scheduled under the Relaunch Plan will enable the Sector to broaden its product line with new models that will be added to those already on the drawing board.

By 2004, the product renewal effort will bring the average age of Fiat Auto’s model lineup in line with that of the models sold by its best competitors. Newly developed engines will raise the percentage of unit sales generated by diesel engines, demand for which is growing very rapidly in Europe. Consistent with the commitment to steadily increase customer satisfaction, the Group will significantly strengthen its marketing operations, with the goal of understanding and meeting customer needs before, during and after sales transactions.

Technology and Innovation

The Group already possesses cutting-edge technology in the fields of diesel engines, high-performance gasoline engines, sophisticated automatic transmissions and electronics, as well as in certain areas of production systems. However, there is still room for improvement in developing the innovations needed to attain a competitive position that can be sustained over the long-term.

In pursuit of this goal, the Plan devotes special attention to developing synergies between the Group’s operating Sectors and its research facilities (Fiat Research Center and Elasis), eliminating the fragmentation of resources in key areas of technology and focusing its technology strategy on strengthening brand identity.

A major effort will be made to develop new environmentally friendly vehicles. The Group already has a presence in this market segment, producing a number of successful models.

This announcement does not constitute, or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to or for the benefit of U.S. persons, except pursuant to an available exemption from registration. No public offering of securities is being made in the United States.

Between 2003 and 2006, the Group will invest 7.9 billion euros in research and development. For Fiat Auto, R&D outlays will amount to 5% of revenues.

Distribution Networks

An essential contribution to improving the Group’s performance will be provided by a more effective distribution network, which will number about 8,000 dealers throughout the world. Consistent with the measures discussed above, the Group will optimize market coverage and implement programs designed to increase the profitability of its dealers.

As for Fiat Auto, which must strive to improve the professional skills of its sales force and eliminate red tape, the Plan calls for strengthening the Italian dealers with the greatest growth and service potential. Outside Italy, the focus will be on completing the coverage of those areas of Western Europe that offer the best opportunities for expansion and on broadening the Brazilian, Chinese and Eastern European sales networks.

CNH will accelerate the process of strengthening the distribution networks it acquired through the merger of New Holland and Case, while expanding its presence in emerging markets. Iveco will focus on the most competitive among its dealers, without reducing the existing number of sales outlets.

About 700 million euros will be invested to strengthen the sales networks.

Cost Structure

One of the key aspects of the Plan is an in-depth overhaul of the Group’s cost structure, which will be cut by 3.1 billion euros. Most of the savings will be realized starting in 2004.

The core of this program will be a reduction in the cost of direct production materials, which by 2006 will be 2 billion euros less than in 2003. These savings will be achieved through a number of means, including design-to-cost engineering programs that can develop more efficient solutions through the use of common platforms and components, allowing suppliers to realize economies of scale.

Fiat Auto will benefit from the additional synergies generated by the industrial alliance with General Motors, which has led to integration in the procurement of common materials and the sharing of components. Iveco and CNH will achieve greater efficiency in the purchasing of direct materials by using standardized components, coordinating purchasing practices on a global scale and developing inter-Sector best practices.

This announcement does not constitute, or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to or for the benefit of U.S. persons, except pursuant to an available exemption from registration. No public offering of securities is being made in the United States.

Additional savings of about 400 million euros will come from the containment of variable selling costs (lower logistics costs and a decrease in warranty expenses made possible by an improvement in product quality).

The streamlining of production facilities and a reduction of overhead will help cut costs by an additional 700 million euros. Under the Plan, 12 factories, mostly outside Italy, will be shut down between 2003 and 2004. The restructuring program, which will primarily affect CNH, Iveco and the components operations, is designed to increase plant utilization, with further improvements possible in the future.

The Plan calls for overhead to decrease to 12.3% of net revenues by 2006, compared with 14.8% in 2002, despite the important increase in the resources devoted to research and development and to the internal sales and marketing organization.

Because of the measures adopted to streamline the manufacturing organization and cut overhead, the Group’s staff will decrease by about 12,300 employees (9,500 abroad and 2,800 in Italy) between 2003 and 2006. At the same time, 5,400 new employees will be hired while the Plan is being implemented (3,800 abroad and 1,600 in Italy).

Expected Results

The financial benefits that the Plan is expected to produce amount to 4.7 billion euros: 1.6 billion euros generated by the higher margins earned on new products and 3.1 billion euros in structural cost reductions.

Assuming that additional outlays for innovation, increased depreciation and amortization, the absence of the contribution provided in the past by divested operations (Toro Assicurazioni and FiatAvio) and the expected impact on prices of a highly competitive market environment will burden the end-of-period statement of income by about 1.8 billion euros, the Group’s 2006 operating income should be about 2.9 billion euros higher than in 2002, for a return on sales of more than 4%.

Over the same period, the Group’s investments will total about 19.5 billion euros, broken down as follows: 9.1 billion euros for new products, 7.9 billion euros for research and development, 700 million euros for the distribution networks and 1.8 billion euros to restructure various operations. These investments will be funded entirely with internally generated resources.

The Plan schedule calls for the Group to achieve operating breakeven in 2004 (in 2005 for Fiat Auto), to eliminate all net losses in 2005, to return to profitability in 2006 (bottom-line breakeven for Fiat Auto in 2006) and achieve breakeven cash flow from operations in 2005 (2006 for Fiat Auto).

This announcement does not constitute, or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to or for the benefit of U.S. persons, except pursuant to an available exemption from registration. No public offering of securities is being made in the United States.

With regard to the outlook for 2003, even though demand will remain weak in all major markets, the Group can confirm that it expects to show improvements both in profitability and cash-flow generation thanks to the positive impact of restructuring and cost-cutting programs that are already under way or will be implemented under the Relaunch Plan. For 2003 as a whole, the operating result, while still negative, will be significantly better than in 2002.

Capital Increase

In order to optimize the implementation of the Industrial Plan and strengthen the balance sheet of the Group, the Board of Directors approved a rights issue for a maximum amount of 1,842 million euros.

This capital increase will be carried out through issuance of a maximum of 368,457,108 new ordinary shares that will be offered on a preemptive basis to current shareholders at a price of 5 euros per share and at a ratio of three new ordinary shares for every five shares held of any class.

This transaction, underwritten by a syndicate of major Italian and international banks, is expected to be launched in the second week of July.

Proceeds from the capital increase, together with the cash-in from disposals currently underway, will allow the Group to maintain a solid liquidity base during the Plan implementation period.

Turin, June 26, 2003

The presentation of the Relaunch Plan to analysts and investors is scheduled for today at 12:00 noon (CET) in Turin, and at 5:00 p.m. (UK) in London.

The Presentation will be available on the Internet, www.fiatgroup.com

This announcement does not constitute, or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to or for the benefit of U.S. persons, except pursuant to an available exemption from registration. No public offering of securities is being made in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 26, 2003

FIAT S.p.A.

	BY:	/s/ Enrico Zecchini Enrico Zecchini Power of Attorney